Exhibit 99.1

Lumenis Introduces Four New Products & Delivery Devices at the 2008 American Academy
of Ophthalmology Annual Meeting in Atlanta, Georgia USA

November 6th, 2008 – Santa Clara, CA, USA

Lumenis® Ltd. a global developer, manufacturer and marketer of laser, light-based and radiofrequency devices for ophthalmic, surgical and aesthetic applications, announced today that it will introduce four new ophthalmic lasers and delivery devices on November 8th at the American Academy of Ophthalmology (AAO) Annual Meeting in Atlanta, Georgia.

Dov Ofer, Lumenis’ President and Chief Executive Officer stated: “Lumenis is proud to be yet again at the forefront of ophthalmic laser technology with the introduction of the Selecta® family of ophthalmic lasers, the Novus® Spectra™ Dual-Port Photocoagulator and the LumeProbe™ comprehensive family of premium endo photocoagulation laser probes. This industry-leading achievement stems from Lumenis’ 40-year history of ophthalmic laser innovation. In 1970, we were the first company to introduce a laser in this field; since then, we have followed with a series of additional sight-preserving milestones, including the first laser photocoagulator, laser indirect ophthalmoscope, multicolor photocoagulator, photodynamic therapy laser, the revolutionary Selective Laser Trabeculoplasty (SLT) system and solid state multicolor laser.”

“At this year’s AAO Meeting, we simply continue this long-standing tradition as we proudly showcase the newest additions to our existing and already robust product portfolio of ophthalmic lasers – a new and complete set of ophthalmic laser solutions. Our Selecta family of lasers for the ophthalmic practice offers it all – from ultimate simplicity, to comprehensive choice of therapy with maximum flexibility. Our new laser delivery devices are specifically designed to provide superior performance, as well as improve physician comfort during procedures,” said Dov Ofer.

“Today, Lumenis also further expands its capabilities in the Retina segment with the introduction of the LumeProbe product family”, said Gideon (Gidi) Sturlesi, Corporate Vice President & acting General Manager of Lumenis Vision, the ophthalmic business unit of Lumenis. “Our newest line of premium ophthalmic endo-photocoagulation laser probes was designed with the retina specialist in mind, featuring advanced manufacturing practices, unique fiber polishing techniques and uncompromising quality assurance methodologies that deliver product performance & reliability second to none.”

“Based on over 25 years of laser probes manufacturing expertise, the LumeProbe product family was designed to deliver laser energy in the safest and most efficient manner, guaranteeing optimal clinical outcome for all relevant viteroretinal indications”, concluded Mr. Sturlesi.

New Product Introduction:
—	Selecta® Trio™ – The pinnacle product in the Selecta family, the Lumenis Selecta Trio represents the next generation of multi-modality products, offering retinal, cataract and advanced glaucoma therapies in a single platform. The unit’s integrated design, enhanced optics and advanced laser cavity make the Trio one of the highest performing laser products in the market – offering maximum flexibility with minimum footprint.

—	Selecta® Duet™ – The Lumenis Selecta Duet™ represents the industry’s most advanced anterior-segment laser, combining the advantages of YAG photodisruption capabilities along with the innovative Selective Laser Trabeculoplasty (SLT) technology, which was developed and brought to market by Lumenis. The system’s fully integrated design, enhanced optics and advanced laser cavity make the Duet one of the best performing laser products in its segment. The Duet is also the only upgradeable SLT and YAG combination Laser currently available in the market – allowing our customers to further extend the unit’s capabilities by adding photocoagulation technology at any point in time.

—	Novus® Spectra™ Dual-Port –The Lumenis Novus Spectra is an innovative photocoagulator with an extensive set of features that deliver power and reliability with proprietary advancements in diode-pumped solid-state technology. Next-generation DPSS technology drives 2.5 W of power from the compact Novus Spectra system and an active resonator temperature control ensures stable beam output and system reliability. Versatile, efficient and compatible with a wide-array of delivery devices, the dual-port Novus Spectra was designed to provide optimal results in the operating room and outpatient clinic.

—	LumeProbe™ Endo Photocoagulation Laser Probes – a comprehensive and robust set of premium ophthalmic endo photocoagulation laser probes for OR usage. Based on over 25 years of laser probes manufacturing expertise, the LumeProbe product family was designed to deliver laser energy in the safest and most efficient manner, guaranteeing optimal clinical outcome for all relevant viteroretinal indications.

Ophthalmologists attending the 2008 AAO meeting and seeking ultimate simplicity, maximum flexibility, comprehensive choice of therapy and complete operating room solutions will have access to Lumenis’ new technology at AAO booth # 2021, November 8th through November 11th.

About the American Academy of Ophthalmology and 2008 Annual Meeting
The American Academy of Ophthalmology is the largest national membership association of ophthalmologists, medical doctors who provide comprehensive eye care, including medical, surgical and optical care. More than 90 percent of practicing U.S. ophthalmologists are Academy members, and the Academy has more than 7,000 international members. The Academy’s 112th Annual Meeting from November 8 to 11 will be in Atlanta, GA, at the World Congress Center. The 2008 Annual Meeting program will highlight how technology advances are improving patient care. For more information about the AAO and Annual Meeting, log on to http://www.aao.org

About Lumenis
Lumenis is a leading medical device company with over 850 employees worldwide. The Company invests heavily in R&D and holds a leading position in the markets in which it serves. Lumenis has over 250 patents worldwide, over 75 FDA clearances, worldwide presence in over 100 countries, and an installed base of over 70,000 systems.
www.lumenis.com

Contact:
Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com

Lumenis® is a registered trademark of Lumenis Ltd.